

Ram Associates

CERTIFIED PUBLIC ACCOUNTANTS

November 14, 2016

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors
Nano Stone Inc

We hereby consents to the inclusion in the Offering Circular filed under Regulation A on form 1-A of our report dated August 31, 2016, with respect to the balance sheets of Nano Stone Inc., as of August 31, 2016 and 2014 and the related statements of operations, stockholder's deficit and cash flows for the years then ended.

Ram Associates

Ram Associates

Hamilton, New Jersey

3240 EAST STATE STREET EXT. • HAMILTON, NJ 08619 • (609) 631-9552/631-9553 • FAX (888) 319-8898
PKRAM@RAMASSOCIATES.US